Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-251574

Dated May 10, 2021

$800,000,000

Service Corporation International

4.000% Senior Notes due 2031

Issuer:	Service Corporation International

Title of Securities:	4.000% Senior Notes due 2031

Distribution:	SEC Registered

Face:	$800,000,000

Gross Proceeds:	$800,000,000

Coupon:	4.000%

Final Maturity Date:	May 15, 2031

Offering Price:	100.000% plus accrued interest, if any, from May 24, 2021

Yield to Maturity:	4.000%

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15 of each year

First Interest Payment Date:	November 15, 2021

Optional Redemption:	Make-whole call at T+50 basis points prior to May 15, 2026, plus accrued and unpaid interest, if any

Call Schedule:	On or after:	Price:
	May 15, 2026	102.000%
	May 15, 2027	101.333%
	May 15, 2028	100.667%
	May 15, 2029 and thereafter	100.000%

Change of Control:	Put at 101% of principal, plus accrued and unpaid interest, if any

Trade Date:	May 10, 2021

Settlement Date:	May 24, 2021 (T+10)(1)

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	817565CG7

ISIN:	US817565CG79

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Truist Securities, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	PNC Capital Markets LLC Regions Securities LLC Scotia Capital (USA) Inc.

Lead Co-Managers:

BBVA Securities Inc.

BOK Financial Securities, Inc.

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Comerica Securities, Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

Zions Direct, Inc.

(1)    It is expected that delivery of the notes will be made, against payment of the notes, on or about May 24, 2021, which will be the tenth business day in the United States following the date of pricing of the notes (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days, unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the second business day before delivery of the notes will be required, because the notes will settle in T+10 in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own legal advisors.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when available, copies of the prospectus supplement relating to the public offering may be obtained from: J.P. Morgan by calling toll-free at (866) 803-9204 or by emailing prospectus-eq_fi@jpmchase.com.

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